

December 9, 2011

<u>Via E-mail</u>
John T. Staton
Chief Financial Officer and Treasurer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611

Re: Accretive Health, Inc.
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
File No. 1-34746

Dear Mr. Staton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant